

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 21, 2011

Russell Hiebert
President, Sole Officer and Director
Flint Int'l Services, Inc.
5732 HWY 7 West, Unit 15
Vaughn, ON L4L 3A2, Canada

>   **Re: Flint Int'l Services, Inc.
>   Amendment No. 1 to Registration Statement on Form F-1
>   Filed on September 29, 2011
>   File No. 333-174224**

Dear Mr. Hiebert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 1

1.   We note your response to our comment two in our letter dated June 8, 2011. However, broker-dealer registration applies to officers and directors of smaller reporting companies. Your disclosure on the cover page is inconsistent with your disclosure on page nine indicating that your sole officer will be relying upon the exemption from broker registration contained in Rule 3a4-1. Please revise.

Prospectus Summary, page 2

2.   We note your response to our comment three in our letter dated June 8, 2011; however, your disclosure on the prospectus cover page still references that you will deposit funds in a separate non-interest bearing bank account until the minimum offering amount is not reached. Please revise.

3.   We note your response to comment four in our letter dated June 8, 2011; however, the company will not be able access the proceeds of this offering until $70,000 is raised. Explain how $26,000 is the minimum needed to be raised when the offering is structured with a significantly higher minimum, and clarify how the company intends on raising $26,000 if $70,000 in the offering is not raised.

Summary Financial Data, page 3

4.   Please revise the introduction to state the source of the financial information. Please note that the financial statements for 2007 and 2008 have not been provided in the prospectus. Please provide the interim period financial information for June 30, 2010. Please refer to Item 3.A of Form 20-F.

Risk Factors, page 4

5.   We note your added risk factor disclosure provided in response to our comment seven in our letter dated June 8, 2011. Please revise to correct that you will not be listing your common shares on a public exchange.

6.   We note your added risk factor disclosure provided in response to our comment nine in our letter dated June 8, 2011. Please revise to disclose that you do not intend to provide U.S. holders with the information necessary to make a qualified electing fund election, which if available, would provide some relief from the adverse tax consequences of the PFIC tax rules. We note your disclosure on page 18.

7.   Please correct your first risk factor on page six to note that your 2010 fiscal audit report is dated May 13, 2011.

Taxation, page 15

8.   We note your response to comment 28 in our letter dated June 8, 2011. Please revise your disclosure on pages 17 and 18 to reflect that your shares will be quoted on the Over-the-Counter Bulletin Board rather than listed. Please also clarify in this section that you will initially attempt to secure a market maker to apply for quotation of your securities on the Bulletin Board.

9.   Clarify whether counsel is opining as to whether the company is a PFIC for the most current tax year. If counsel is unable to opine as to PFIC status because the facts are not known until after the completion of the year, clarify and explain how investors may learn as to whether the company qualifies a PFIC for a specific tax year.

Exhibit 8.1

10.   We note the tax opinion provided by J. Hamilton McMenamy filed as Exhibit 8.1 to the registration statement fails to opine on the material tax consequences and rather only addresses the manner in which the material tax consequences are described in the prospectus. Please re-file the tax opinion addressing whether there will be adverse tax consequences to investors. Please refer to Staff Legal Bulletin No. 19 (October 14, 2011) for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Jose Santos
        Forbes Hare
        Via Facsimile: (284) 494-1316